UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PILGRIM'S PRIDE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	75-1285071
(State of incorporation or organization)	(IRS Employer Identification No.)

4845 US Hwy 271 N. Pittsburg, Texas	75686-0093
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  N/A

Item 1. Description of Registrant's Securities to be Registered.

General

On December 1, 2008, Pilgrim's Pride Corporation, a Delaware corporation (the "Company"), and its wholly-owned subsidiaries, PFS Distribution Company, PPC Transportation Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., Pilgrim's Pride Corporation of West Virginia, Inc., and PPC Marketing, Ltd. (collectively with the Company, the "Debtors"), filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (the "Bankruptcy Court") seeking reorganization relief under the provisions of Chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code").  On December 10, 2009, the Bankruptcy Court entered an order approving and confirming the joint plan of reorganization of the Debtors (the "Plan of Reorganization"). The Company emerged from its Chapter 11 bankruptcy proceedings on December 28, 2009 (the "Effective Date").

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the common stock, par value $0.01 per share, of the Company (the "Common Stock"). Upon the Company's emergence from its Chapter 11 bankruptcy proceedings on the Effective Date, the Company's common stock outstanding prior thereto was cancelled and converted into the right to receive shares of Common Stock issued pursuant to the Plan of Reorganization.  The Common Stock is governed by the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") filed by the Company with the State of Delaware and its Amended and Restated Corporate Bylaws (the "Bylaws"), each effective as of the Effective Date.

The following describes matters as of the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the capital stock, including the Certificate of Incorporation, the Bylaws and the Stockholders Agreement (as defined below), as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.

Authorized Capital Stock

The Company has authority to issue 800,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

Description of Capital Stock

Common Stock

Voting Rights

All shares of Common Stock have identical rights and privileges. The holders of Common Stock are entitled to vote on each matter properly submitted to the stockholders of the Company for their vote, including the election of directors; provided, however, that, except as otherwise required by law, holders of Common Stock will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.

On all matters to be voted on by holders of shares of Common Stock, the holders are entitled to one vote for each share of Common Stock held of record, and have no cumulative voting rights. Such right to vote will be subject to the right of the board of directors of the Company to fix a record date for voting stockholders.

Dividend Rights

Subject to limitations under the Delaware General Corporation Law (the "DGCL"), preferences that may apply to any outstanding shares of Preferred Stock and contractual restrictions, holders of Common Stock are entitled to receive ratably dividends or other distributions when and if declared by the Company's board of directors.

On the Effective Date, the Company and JBS USA Holdings, Inc. ("JBS USA") entered into a Stockholders Agreement (the "Stockholders Agreement").  The Stockholders Agreement prohibits the Company from declaring or distributing any non-pro rata dividends to holders of Common Stock until the completion of the Mandatory Exchange Transaction (as defined below).

In addition to requiring a waiver or elimination of any such prohibitions which may be applicable, the payment of any future dividends to the Company's stockholders will depend on decisions that will be made by the board of directors of the Company and will depend on then-existing conditions, including the Company's financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors of the Company to declare dividends also will be subject to the rights of any holders of outstanding shares of Preferred Stock and the requirements of the DGCL with respect to the availability of sufficient funds to pay dividends.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, after the payment in full of all amounts owed to the Company's creditors and holders of any outstanding shares of Preferred Stock, the remaining assets of the Company will be distributed ratably to the holders of shares of Common Stock. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future without stockholder approval.

Assessments and Liability

Holders of Common Stock are not subject to further calls or assessments as a result of their holding shares of the Common Stock. No personal liability will attach to holders of Common Stock under the laws of the State of Delaware (the Company's state of incorporation).

Mandatory Exchange

In the event JBS USA completes an initial public offering of common stock of JBS USA (the "JBS USA Common Stock") and the offered shares are listed on a national securities exchange, then, at any time during an Exchange Window (as defined below) falling within the period commencing on the date of the closing of the offering and ending on January 27, 2012, JBS USA will have the right to deliver written notice of the mandatory exchange of the Common Stock (the "Mandatory Exchange Transaction") to the Company.  Upon delivery to the Company of notice of the Mandatory Exchange Transaction each share of Common Stock held by stockholders other than JBS USA (the "Exchanged Holders") will automatically, without any further action on behalf of the Company or any of the Exchanged Holders, be transferred to JBS USA in exchange for a number of duly authorized, validly issued, fully paid and non-assessable shares of JBS USA Common Stock equal to the Exchange Offer Ratio (as defined below).  The Mandatory Exchange Transaction is required to be effected in compliance with all applicable laws.  Unless subsequently amended, pursuant to the Certificate of Incorporation, the Mandatory Exchange Transaction may not be effected with respect to shares of Common Stock held by the Founder Group (as defined in the Certificate of Incorporation) until six months and one day after the Effective Date. An "Exchange Window" is a period of time beginning on the 6th trading day after the first day on which both the Company and JBS USA will have each made their respective annual or quarterly reports or earnings releases relating to the immediately preceding fiscal quarter or year, as applicable, and ending on the last day of the fiscal quarter during which the first day of the Exchange Window fell.

    The "Exchange Offer Ratio" is a fraction, the numerator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for the Common Stock, and the denominator of which is the average volume-weighted daily trading price per share on the principal national securities exchange for the JBS USA Common Stock, in each case for the Measurement Period. The "Measurement Period" is a number of consecutive trading days which is equal to twice the number of consecutive trading days between (i) the first date on which JBS USA and the Company shall have both made their respective annual or quarterly reports or earnings releases for the applicable fiscal year or quarter and (ii) the date on which JBS USA delivers the Company the notice of the Mandatory Exchange Transaction.

Stockholders Agreement

The Stockholders Agreement sets forth certain rights with respect to the Common Stock, corporate governance and other related corporate matters.  Generally, the terms of the Stockholders Agreement are as follows:

•
Until the expiration of the period beginning on the Effective Date and ending on January 27, 2012, JBS USA and its affiliates will be prohibited from acquiring, directly or indirectly, beneficial ownership of any equity interests in the Company, including shares of Common Stock, except (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Company to all holders of Common Stock on a pro rata basis, or (ii) pursuant to the Mandatory Exchange Transaction.

•
The initial board of directors of the Company is required to consist of nine directors: (i) six directors designated by JBS USA (the "JBS Directors"), (ii) two directors designated by the Equity Committee (as defined in the Plan of Reorganization) and (iii) the Founder Director (as defined in the Certificate of Incorporation).  The Stockholders Agreement contains terms regarding the appointment and removal of directors, the requirement for certain directors to be "independent" for purposes of applicable Securities and Exchange Commission rules and exchange listing requirements and the change in the size of the board of directors or relative numbers of JBS Directors and Equity Directors (as defined in the Certificate of Incorporation) in the event that the respective parties' ownership percentages change or in the event of changes in applicable law or exchange listing requirements.

•
The approval of at least a majority of the Equity Directors and any Founder Director, as a group, is required for certain actions, including the amendment or repeal of certain provisions of the Certificate of Incorporation or Bylaws or amendments that would or could reasonably be expected to adversely affect, in any material respect, the rights of the stockholders other than the JBS USA and its affiliates (the "Minority Investors").

•
JBS USA is required to cause all shares of Common Stock beneficially owned by it or its affiliates to (i) be voted, or to abstain from voting, in the same proportion as the shares of Common Stock held by the Minority Investors vote, or abstain from voting, with respect to (A) the election or removal of Equity Directors and (B) proposals to adopt, amend or repeal the Bylaws that would adversely affect, or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class, and (ii) be voted for the election, or against the removal, of the Founding Director until the occurrence of a Founder Triggering Event (as defined in the Certificate of Incorporation).  With respect to all other matters submitted to a vote of holders of Common Stock, JBS USA may vote, or abstain from voting, shares of Common Stock held by it in its sole and absolute discretion.

•	The Company is permitted to make repurchases of Common Stock from Minority Investors in the ordinary course if the following conditions are met:

o	none of JBS USA and its affiliates (other than the Company) provides the cash or property used to effectuate the redemption or repurchase directly or indirectly;

o
the cash or property used to effectuate the redemption or repurchase is derived solely from the Company's operating cash flows, and not borrowings, equity issuances or sale or exchange transactions occurring outside of the ordinary course of business;

o	the redemption or repurchase qualifies for the safe harbor from liability available under Rule 10b-18 of the Securities Exchange Act of 1934 (or any successor rule); and

o
the redemption or repurchase does not, and is not reasonably likely to, cause the Company to cease to comply with the applicable continued listing standards of the national securities exchange on which the Common Stock is listed.

The Stockholders Agreement may be terminated (i) by written agreement of the parties, (ii) on the consummation of the Mandatory Exchange Transaction or (iii) in the event that JBS USA owns 100% of Common Stock, subject to the survival of certain covenants. The Equity Nominating Committee (as defined in the Certificate of Incorporation), acting by majority vote, will have the right to control the Company's exercise of its rights and remedies under the Stockholders Agreement.

Other Rights

Holders of Common Stock do not have pre-emptive, subscription or redemption rights.

Blank Check Preferred Stock

Under the terms of the Certificate of Incorporation, the Company's board of directors is authorized to issue from time to time, without stockholder approval, up to an aggregate of 50,000,000 shares of Preferred Stock in one or more series and to fix the designation, voting rights, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the Company's board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See "Anti-takeover Effects of Provisions of the DGCL and Provisions in the Certificate of Incorporation and Bylaws" below.

Anti-takeover Effects of Provisions of the DGCL and Provisions in the Certificate of Incorporation and Bylaws

The DGCL contains, and the Certificate of Incorporation and Bylaws contain, a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of the Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by stockholders of the Company.

Section 203

The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Certificate of Incorporation and Bylaws

The Certificate of Incorporation and Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

No Written Consent of Stockholders

Any action to be taken by the Company's stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

The Bylaws provide that the special meetings of stockholders of the Company may be called only by the Chairman of the Board, the Chief Executive Officer, the President, the affirmative vote of a majority of the Whole Board (as defined in the Bylaws) or the Equity Nominating Committee (as defined in the Bylaws).

Transfer Restrictions

The Certificate of Incorporation provides that until the expiration of the period beginning on the Effective Date and ending on January 27, 2012, no shares of capital stock of the Company may be transferred to JBS USA or its affiliates, except (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Company to all holders of Common Stock on a pro rata basis, or (ii) pursuant to the Mandatory Exchange Transaction.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Item 2.                      Exhibits.

Exhibit No.                           Description of Exhibit

3.1.                      Amended and Restated Certificate of Incorporation of Pilgrim's Pride Corporation

3.2.                      Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation

4.1	Stockholders Agreement dated December 28, 2009 between Pilgrim's Pride Corporation and JBS USA Holdings, Inc.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PILGRIM'S PRIDE CORPORATION

Date:  December 28, 2009                                                                                By: /s/ Don Jackson
   Don Jackson
   Chief Executive Officer

EXHIBIT INDEX

Exhibit No.                           Description of Exhibit

3.1.                      Amended and Restated Certificate of Incorporation of Pilgrim's Pride Corporation

3.2.                      Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation

4.1	Stockholders Agreement dated December 28, 2009 between Pilgrim's Pride Corporation and JBS USA Holdings, Inc.